December 28, 2012

Via Edgar and Email

Daniel L. Gordon

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

RE:	Banyan Rail Services Inc.

Letter Dated December 17, 2012

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 28, 2012

File No. 001-09043

Dear Mr. Gordon:

On behalf of Banyan Rail Services Inc., please find below our responses to the comments of the staff of the Securities and Exchange Commission contained in your letter to Gary O. Marino dated December 17, 2012. For your convenience, we have repeated your comments before our responses. In addition, we have sent a courtesy copy to William Demarest of your staff. All references to the “Company,” “we,” “our,” and “us,” refer to Banyan Rail Services Inc.

Note 3. Summary of Significant Accounting Policies

Revenue Recognition, page F-6

1.	It appears that you follow the “completed-contract” method of accounting, as described in ASC 605-35-25-88, for your pick-up and disposal services. Please clarify to us why you believe that this method is more appropriate than the “percentage-of-completion” method. Refer to ASC 605-35-25-51 through 25-61. Also, see ASC 605-35-25-90 through 93 for examples of when the completed contract method would be appropriate.

As discussed in Note 3. Summary of Significant Accounting Policies, we recognize revenue for the pick-up and disposal of used railroad ties upon the completion of the scope of work required under our contracts, which is when we consider amounts to be earned (evidence of an arrangement has been obtained, services are delivered, fees are fixed and determinable and collectability is reasonably assured).

One Boca Place   •   2255 Glades Road / Suite 111-E   •   Boca Raton, Florida 33431

www.BanyanRail.com   •   Telephone: 561.997.7775   •   Facsimile: 561.997-7536

We engage in the pickup and disposal of railroad ties with Class I and other railroad service companies. Our contracts are generally long term pricing contracts, but we work on a project by project basis with our customers. Because of the nature of the work, reasonable estimates cannot be made on each individual job within a contract. Further, the contracts do not protect us from losses through a cost-plus arrangement nor other contractual terms. Therefore, we do not believe that the use of the percentage-of-completion method and/or the zero profit margin approach described in ASC 605-35-25-67 are applicable to account for these contracts, but rather the completed contract method as described in ASC 605-35-25-90 through 93.

2.	In addition, we note that you have more deferred costs than deferred revenues on your balance sheet as of December 31, 2011. Please tell us if you are in a loss position with any of your current contracts or you expect to incur a loss. Although the completed-contract method does not permit the recording of any income prior to completion, provision shall be made for expected losses. For reference see ASC 605-35-25-89.

As of December 31, 2011, we were not in a loss position, and did not expect to be in a loss position, with any of our contracts. Deferred revenues, in the amount of $2,050,163, are shown net of unbilled retainage in the amount of $723,596. Gross deferred revenue of $2,773,709 is greater than deferred costs of $2,189,610 on our balance sheet as of December 31, 2011.

In accordance with ASC 605-35-25-89, we review projects and accrue for any identified expected losses. We supplementally advise the staff that we recorded an accrual of an approximate $392,000 loss on open projects related to higher costs to complete tie pickup in the third quarter of 2012 for expected losses, which was included in the quarterly report.

3.	You disclose on page 4 that you have four sources of revenue. Please tell us what percentage of revenue is represented by each source and provide us with details of the contracts that are under the completed contract method. In your response tell us the average duration of your contracts and why you are not able to estimate costs to be able to use percentage of completion.

Currently we have four sources of revenue:

•	Railroad Tie Reclamation and Disposal — we account for this source of revenue using the “completed contract” method as discussed in response one above. This source of revenue accounted for approximately 53% of total revenues for the year ended December 31, 2011.

•	Railroad Tie Derived Fuel Sales — We recognize revenue when the fuel is delivered and accepted by the end user at its mill. This source of revenue accounted for approximately 22% of total revenues for the period ended December 31, 2011.

One Boca Place   •   2255 Glades Road / Suite 111-E   •   Boca Raton, Florida 33431

Telephone: 561-997-7775   •   Facsimile: 561-997-7536

•	Whole Ties — We account for this source of revenue when the title and risk are transferred to our customers, which occurs when the units are picked up at each location by the customers. This source of revenue accounted for approximately 2% of total revenues for the period ended December 31, 2011.

•	Wood Products — We account for this source of revenue in the same manner as it accounts for Whole Tie sales. This source of revenue accounted for approximately 23% of total revenues for the period ended December 31, 2011.

Exhibit 31.2

4.	We note that, below his signature, Mr. Redfearn is identified as your President (Executive Officer). Rules 13a-14(a) and 15d-14(a) require certifications from your Principal Executive Officer and your Principal Financial Officer. Please tell us why you haven’t provided a certification from Jon Ryan, your current Chief Financial Officer.

Please note that we filed three Rule 13a-14(a)/15d-14(a) certifications, including Exhibit 31.3, the certification of Mr. Ryan, Chief Financial Officer, as our principal financial officer.

Acknowledgment

Per your request, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our SEC filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if we can provide you with any further information regarding this matter. You can reach me at 561-997-7775 or Jon@WoodEnergyGroup.com

Sincerely,

/s/ Jon D. Ryan
Jon D. Ryan
Chief Financial Officer

CC:	William Demarest (SEC)
Gary O. Marino (Banyan Rail Services Inc.)

One Boca Place   •   2255 Glades Road / Suite 111-E   •   Boca Raton, Florida 33431

Telephone: 561-997-7775   •   Facsimile: 561-997-7536

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